SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 17, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X	Form 40-F __
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes __	No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes __	No X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:
Yes __	No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated May 17, 2006, announcing the Ford Motor Company's adoption of CATIA V5.

Ford Motor Company’s Adoption of CATIA V5
Increases Product Development Efficiency

Ford Fusion virtual build development time shortened

Paris, France, and Auburn Hills, Mich., USA, May 17, 2006 – IBM and Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), world leaders in 3D and Product Lifecycle Management (PLM), today announced that CATIA V5 played a crucial role in increasing product development efficiency on the Ford Fusion program at Ford Motor Company. CATIA V5, supporting collaborative virtual product development, was used on the Body-in-White (BIW) development of the Ford Fusion, helping Ford reduce its overall digital development time. CATIA V5 continues to enable innovation in Ford’s product development process by providing mature, highly reliable data much earlier in the vehicle design process.

“CATIA V5 doesn’t just create parts. It creates those parts in the context of each other, taking into consideration all the surrounding design and engineering intent. Our customers are benefiting from exceptional maturity of data very early in the process,” said Joel Lemke, president, Dassault Systèmes Americas Corp. and recently appointed CEO of ENOVIA. “CATIA’s ability to quickly adapt a design for other vehicles on the same platform is critical to making gains in an overall corporate product development process, and is a real, measurable through-put improvement that is directly contributing to Ford’s goal of driving cost out of the system and ensuring quality.”

Ford launched CATIA V5 in 2003 and used it for Body-in-White development of the Ford Fusion, Mercury Milan and Lincoln Zephyr vehicle programs. Leveraging CATIA V5 enabled Ford to take a top-down, functional approach to BIW geometric modeling. This included product & process associativity and integration. The deployment of CATIA V5 within the context of the associative design process yielded a significant reduction of geometric modeling time. This reduction was accomplished while delivering greater design fidelity and completeness earlier in the product development process. All the system/component geometric relationships–including detailed transitions, blends, and fillets–were delivered earlier and maintained throughout all of the subsequent design iterations.

CATIA V5 was instrumental in maintaining the cross-vehicle system relationships supporting associated brands, such as the Lincoln Zephyr and the Mercury Milan. Changes to system specifications are now automatically propagated to the detailed design level across several disciplines, including CAE and manufacturing.

Ford’s success with CATIA V5 further strengthens Dassault Systèmes’ and IBM’s position within the automotive community. “We are very pleased that Dassault Systèmes could help Ford achieve real, measurable improvement in data quality and delivery on the Fusion project. We look forward to expanded contributions in the Ford system,” added Lemke. Dassault Systèmes was named the leading provider of PLM software services and sales in 2005 by independent industry analyst firm Daratech.

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About IBM
IBM is the world’s largest technological company, providing leadership and innovation throughout the world for more than 80 years. IBM is the largest supplier of “hardware”, “software” and Information Technology services, and pioneered the development and implementation of On Demand Business. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com. To know more about IBM PLM solutions, visit: http://www.ibm.com/solutions/plm

About Dassault Systèmes
As a world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire lifecycle of products from conception to maintenance. The Dassault Systèmes portfolio consists of CATIA for designing the virtual product – SolidWorks for 3D mechanical design – DELMIA for virtual production – SIMULIA for virtual testing and ENOVIA for global collaborative lifecycle management, including ENOVIA VPLM, ENOVIA MatrixOne and ENOVIA SmarTeam. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CATIA, DELMIA, ENOVIA, SIMULIA and SolidWorks are registered trademarks of Dassault Systèmes or its subsidiaries in the US and/or other countries.

IBM Press Contacts:	Dassault Systemes Press Contacts:
Zohra Dali	Derek Lane (Americas)
+33 6 71 92 71 87	+1(818) 673-2243
zohradali@fr.ibm.com	derek_lane@ds-us.com
Anthony Maréchal
01 55 49 84 21
anthony_marechal@ds-fr.com
Mikiko Igarashi (AP)
+81-3-5442-4138
mikiko_igarashi@ds-jp.com
Financial Dynamics :
Nelly Dimey: +33 1 47 03 68 19
Pierre Mas: +33 1 47 03 68 14
Nelly.Dimey@fd.com / pierre.mas@fd.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.
Date: May 17, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration